Exhibit 21.1

LIST OF SUBSIDIARIES

Company	Jurisdiction

Veritone Alpha, Inc.	Delaware
Veritone Consumer, LLC	Delaware
Veritone Enterprise, LLC	Delaware
Veritone Finance, LLC	Delaware
Veritone, LLC	Delaware
Veritone One, Inc.	Delaware
Veritone Politics, LLC	Delaware
Veritone Technology, LLC	Delaware
Veritone UK Ltd.	United Kingdom